EXHIBIT 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,										Six Months Ended June 30, 2003		Pro Forma Year Ended December 31, 2002 (4)		Pro Forma Six Months Ended June 30, 2003 (4)
	1998		1999		2000		2001		2002
Loss before allocation to minority interest and preferred stock dividend	$(774)		$(9,589)		$(14,124)		$(13,130)		$(45,343)		$(18,093)		$(28,487)		$(13,513)
Fixed charges
Interest expense	547		7,726		14,694		15,690		44,293		28,670		42,756		25,674
Amortization of debt issue costs	200		700		1,212		1,896		4,129		1,964		2,398		987
Interest factor included in rental expense (1)	7		141		143		208		148		147		148		147
Total fixed charges	754		8,567		16,049		17,794		48,570		30,781		45,302		26,808
Loss before allocation to minority interest and fixed charges	(20)		(1,022)		1,925		4,664		3,227		12,688		16,815		13,295
Preferred stock dividends													8,500	(2)	4,250	(2)
Total fixed charges and preferred stock dividends	$754		$8,567		$16,049		$17,794		$48,570		$30,781		$53,802		$31,058
Ratio of earnings to combined fixed charges and preferred stock dividends (3)	(0.03	x)	(0.12	x)	0.12	x	0.26	x	0.07	x	0.41	x	0.31	x	0.43	x

(1)	Represents one-third of rental expense for the period presented which we believe is a reasonable approximation of the interest factor included in rental expense.
(2)	Represents the dividend on the 8.5% of $100 million Series A cumulative redeemable preferred stock offered as part of our preferred stock offering.
(3)	Calculated as loss before allocation to minority interest plus fixed charges divided by total fixed charges and preferred stock dividends.
(4)	Includes the pro forma effect of the refinancing contemplated by our concurrent offerings. Amount does not include any pro forma adjustments to historical interest expense as a result of the Hometown acquisition or the reorganization.